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Exhibit 99.2

July 24, 2014

DRAGONWAVE INC.

OVERNIGHT MARKETED TREASURY OFFERING OF UNITS

TERM SHEET

        A FINAL BASE SHELF PROSPECTUS CONTAINING IMPORTANT INFORMATION RELATING TO THE SECURITIES DESCRIBED IN THIS DOCUMENT HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA (EXCEPT QUEBEC) AND IN THE UNITED STATES. A COPY OF THE FINAL BASE SHELF PROSPECTUS, ANY AMENDMENT TO THE FINAL BASE SHELF PROSPECTUS AND ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT THAT HAS BEEN FILED, IS REQUIRED TO BE DELIVERED WITH THIS DOCUMENT. THIS DOCUMENT DOES NOT PROVIDE FULL DISCLOSURE OF ALL MATERIAL FACTS RELATING TO THE SECURITIES OFFERED. INVESTORS SHOULD READ THE FINAL BASE SHELF PROSPECTUS, ANY AMENDMENT AND ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT FOR DISCLOSURE OF THOSE FACTS, ESPECIALLY RISK FACTORS RELATING TO THE SECURITIES OFFERED, BEFORE MAKING AN INVESTMENT DECISION.

Issuer:	DragonWave Inc. (the "Company").
Issue:	Overnight marketed public offering of • units (the "Units").
Issue Price:	C$ • per Unit
Units:

Units will be comprised of one common share ("Common Shares") and one half warrant ("Warrants"). Each whole Warrant will entitle the holder thereof to purchase one Common Share of the Company (a "Warrant Share") at an exercise price of $    •    per share for a period of 24 months after the Closing Date, subject to adjustment in certain circumstances.

Amount:	Approximately C$21,500,000, prior to the Over-Allotment Option (as defined below).
Over-Allotment Option:

The Company will grant the Underwriters an option, exercisable at the Issue Price for a period of 30 days following the Closing Date, to purchase up to an additional 15% of the Issue to cover over-allotments, if any. The Underwriters can elect to exercise the Over-Allotment Option for Units only, Common Shares only, or Warrants only, or any combination thereof.

Use of Proceeds:	The net proceeds of the Issue will be used to strengthen the Company's balance sheet, to fund working capital and for general corporate purposes.
Selling Jurisdictions:

The Issue is being offered in the United States pursuant to the Company's effective shelf registration statement filed with the Securities and Exchange Commission and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec.

Listing:

The Company intends to apply for the listing of the Common Shares, the Warrants and the Warrant Shares on the NASDAQ and has applied for the listing of the Common Shares, the Warrants and the Warrant Shares on the TSX. Listing of the Warrant Shares and Common Shares will be subject to the fulfilment of all the listing requirements of the NASDAQ and TSX, respectively. Listing of the Warrants is not a condition to the closing of the offering and will be subject to the fulfilment of all of the listing requirements of the NASDAQ and TSX. There is no guarantee that the NASDAQ and TSX will approve the listing of the Warrants.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, DPSPs, RDSPs and TFSAs.
Anticipated Closing Date:	August 1, 2014

        A registration statement relating to the securities to be issued in the offering has been filed with, and declared effective by, the United States Securities and Exchange Commission (the "SEC"). A prospectus supplement relating to the offering will be filed with the SEC. Copies of the final base shelf prospectus and the preliminary prospectus supplement, and the prospectus supplement when available, may be obtained from CIBC at useprospectus@us.cibc.com or for United States investors, from H.C. Wainwright & Co., LLC at placements@hcwco.com These documents may also be obtained free of charge by visiting EDGAR on the SEC website at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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  Exhibit 99.2
  July 24, 2014
DRAGONWAVE INC. OVERNIGHT MARKETED TREASURY OFFERING OF UNITS TERM SHEET